TEN HOLDINGS, INC.

December 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 11, 2024
File No. 333-282621

Ladies and Gentlemen:

This letter is in response to the letter dated December 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “TEN Holdings,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form S-1 filed December 11, 2024

Consolidated Financial Statements

Note 17. Subsequent Events, page F-17

1. On September 27, 2024, you granted options to directors and employees with a fair value of $0.22. Please explain the reasons for the difference between the valuation of these options and the midpoint of the estimated offering price of $5.00 per share.

Response: The Company respectfully submits the below information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.0001 per share (“Common Stock”), underlying the outstanding stock options granted under the Company’s equity incentive plan and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $4.00 to $6.00 per share (the “Preliminary Price Range”) for its IPO, resulting in a midpoint of the Preliminary Price Range of $5.00 per share. The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, and input received from the lead underwriter of the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. As of the date hereof, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock underlying the stock options granted under the Company’s equity incentive plan has been determined by the Company’s board of directors (the “Board”) as of the date of each grant of stock options, with input from management, considering the Company’s most recently available third-party valuation of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

On October 10, 2024, the Company granted stock options to certain individuals who were the Company’s directors and employees to purchase an aggregate of 2,640,250 shares of Common Stock at an exercise price of $0.46 per share under the Company’s equity incentive plan, which is designed, in part, to encourage select individuals to acquire a proprietary interest in the growth and performance of the Company, and to generate an increased incentive to contribute to the Company’s future success and prosperity. The fair value of the stock options as of the grant date, October 10, 2024, was $0.22 and was estimated using the Black-Scholes option-pricing model.

Under the Black-Scholes option-pricing model, the Company considered a number of factors (listed in the table below) to establish a “fair market” price that took into consideration the current market data of comparable companies. The comparable companies considered as part of the expected volatility calculation included ON24, Zoom and Brightcove.

The following table summarizes the significant assumptions used to estimate the fair value of the stock options. The unrecognized stock-based compensation expenses as of October 10, 2024 totaled $572.

Expected term	5 years
Expected volatility	49.04%
Expected dividend rate	0.00%
Risk-free rate	3.75%

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the lead underwriter. Among the factors that were considered in setting the Preliminary Price Range were the following:

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	the Company’s financial condition and prospects;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	testing-the-waters meetings with prospective investors and feedback received to date; and

●	valuations metrics for and recent performance of initial public offerings of companies in the same industry.

In addition, the Company believes that the difference between the fair value determination of $0.22 per share as of October 10, 2024 and the Preliminary Price Range of $4.00 to $5.00 per share, is the result of the factors above and the following factors and continued positive developments with respect to the Company that occurred subsequent to October 10, 2024:

●	The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the valuation of the Common Stock underlying stock options as of October 10, 2024, which considered an additional potential outcome.

●	Since October 10, 2024, the Company has taken several steps toward the completion of an IPO, including completing testing-the-waters meetings and publicly filing the Registration Statement on Form S-1 with the Commission on October 11, 2024.

●	In determining the Preliminary Price Range, the lead underwriter utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

●	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

●	Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriter, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Therefore, the Company believes the Preliminary Price Range for the IPO is reasonable.

Item 15. Recent Sales of Unregistered Securities, page II-2

2. Please revise to include all recent issuances of unregistered securities, including options, warrants and convertible securities. Also, all issuances shown should give effect to stock splits. Refer to Item 701 of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page II-2 of Amendment No. 5 accordingly.

We understand that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
	Name:	Randolph Wilson Jones III
	Title:	CEO and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC